EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	September 30, 2005	December 31, 2004
Assets

Current assets
Cash and cash equivalents	$ 4,735,778	$ 1,304,994
Due from related parties (Note 5)	203,752	229,682
Prepaid expenses and deposits	157,740	42,758
Accounts receivable	21,315	74,079
	5,118,585	1,651,513

Other	6,399	6,399
Ceramext™ process	35,264	141,054
Equipment (Note 3)	511,969	351,825
Mineral property interests (Note 3)	853,910	797,956

	$ 6,526,127	$ 2,948,747

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 242,201	$ 341,707
Due to related parties (Note 5)	166,384	117,242
	408,585	458,949

Preference shares (Note 4)	609,785	577,529
	1,018,370	1,036,478

Shareholders’ equity
Share capital (Note 4)	29,870,143	22,819,677
Preference shares (Note 4)	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,319,034	2,128,708
Deficit	(26,194,866)	(22,549,562)
	5,507,757	1,912,269

	$ 6,526,127	$ 2,948,747

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Joel D. Schneyer”

“William J. Witte”

Joel D. Schneyer

William J. Witte

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Expenses
Amortization	$ 15,062	$ 4,226	$ 41,674	$ 9,506
Accretion of debt portion of preference shares	5,489	4,467	12,241	13,191
Ceramext™ process research (Note 8)	324,531	170,689	915,996	770,521
Exploration expenses (Note 7)	535,135	838,000	1,247,604	2,406,092
Foreign exchange loss / (gain)	26,067	(49,279)	6,253	132,399
Finance expense	11,504	10,573	33,186	31,218
Legal, accounting and audit	36,589	43,508	79,133	75,100
Management and consulting fees	6,263	5,684	18,452	16,865
Office and administration	86,299	132,065	302,865	211,706
Salaries and benefits	143,365	130,452	613,412	211,758
Shareholder communications	63,158	70,423	228,371	177,080
Stock-based compensation	--	106,174	143,979	206,982
Travel	32,101	7,622	73,034	40,815
Loss before interest income	1,285,563	1,474,604	3,716,200	4,303,233

Interest income	(25,403)	(16,605)	(70,896)	(54,850)
Loss for the period	1,260,160	1,457,999	3,645,304	4,248,383

Deficit, beginning of period	24,934,706	19,893,317	22,549,562	17,102,933

Deficit, end of period	$ 26,194,866	$ 21,351,316	$ 26,194,866	$ 21,351,316

Loss per share – basic and diluted	$ 0.02	$ 0.03	$ 0.07	$ 0.09

Weighted average number of common shares outstanding	65,518,099	47,077,121	53,137,771	46,672,863

Total common shares outstanding at end of period	65,518,099	47,158,099	65,518,099	47,158,099

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2003	43,455,880	$ 21,312,846	$ 90,902	$ 1,654,998	$ (577,456)	$ (17,102,933)	$ 5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	59,731
Shares issued for other:
Ceramext™ license agreement	200,000	182,108	--	--	--	--	182,108
Stewart property payment at Cdn$0.76	50,000	28,903	--	--	--	--	28,903
Stock-based compensation	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Non-cash transactions:
Contributed surplus on vesting of options	--	--	--	190,326	--	--	190,326
Shares issued for cash
Private placement, less share issue costs	18,360,000	7,050,466	--	--	--	--	7,050,466
Loss for the period	--	--	--	--	--	(3,645,304)	(3,645,304)
Balance, September 30, 2005	65,518,099	$ 29,870,143	$ 90,902	$ 2,319,034	$ (577,456)	$ (26,194,866)	$ 5,507,757

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash provided by (used for):
Operations:
Loss for the period	$ (1,260,160)	$ (1,457,999)	$ (3,645,304)	$ (4,248,383)
Items not involving cash
Amortization	82,549	39,489	200,572	115,295
Stock-based compensation	--	242,344	190,326	343,152
Accretion of debt component of preference shares	5,489	4,467	12,241	13,191
Effect of currency translation	30,747	29,370	20,015	14,848
Changes in non-cash operating working capital
Accounts receivable	27,102	(16,458)	52,764	(21,348)
Due to/from related parties	(55,903)	(2,995)	75,072	(38,620)
Prepaid expenses and deposits	(84,181)	(53,387)	(114,982)	(81,205)
Accounts payable and accrued liabilities	40,147	177,868	(99,506)	249,455
	(1,214,210)	(1,037,301)	(3,308,802)	(3,653,615)

Investing activities:
Mineral property acquisition costs	(20,480)	(25,292)	(55,954)	(592,344)
Ceramext™ license agreement	--	--	--	(100,000)
Equipment additions	(157,300)	(232,585)	(254,926)	(335,498)
	(177,780)	(257,877)	(310,880)	(1,027,842)

Financing activities:
Common shares issued for cash	(4,993)	15,411	7,050,466	1,295,820

Increase (decrease) in cash and cash equivalents during the period	(1,396,983)	(1,279,767)	3,430,784	(3,385,637)
Cash and cash equivalents, beginning of period	6,132,761	3,732,916	1,304,994	5,838,786
Cash and cash equivalents, end of period	$ 4,735,778	$ 2,453,149	$ 4,735,778	$ 2,453,149
Cash and cash equivalents is comprised of:
Cash and in bank	$ 648,188	$ 903,218	$ 648,188	$ 903,218
Short-term money market instruments	4,087,590	1,549,931	4,087,590	1,549,931
	$ 4,735,778	$ 2,453,149	$ 4,735,778	$ 2,453,149

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended September 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004.

1.

Going concern assumption:

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing novel technology for the production of high value ceramic products from siliceous waste products.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests and the Ceramext™ process are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, commercialization of the new ceramics technology and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

At September 30, 2005, the Company had working capital of $4,710,000 and a deficit of $26,194,866.

The Company has capitalized $853,910 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

2.

Equipment:

			September 30, 2005	December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Plant and field equipment	$ 223,617	$ 42,381	$ 181,236	$ 142,067
Office furniture and equipment	54,856	12,058	42,798	27,373
Research equipment	178,869	16,262	162,607	36,967
Computer hardware and software	89,608	44,606	45,002	47,002
Leasehold improvements	121,061	40,735	80,326	98,416
Total	$ 668,011	$ 156,042	$ 511,969	$ 351,825

3.

Mineral property interests:

The cumulative acquisition costs of the Company’s interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	September 30, 2005	December 31, 2004
Idaho-Maryland Property, California	$ 587,328	$ 582,428
Rozan Property, British Columbia	94,734	74,160
Porph Claim, British Columbia	6,910	6,910
Stewart Property, British Columbia	143,527	123,047
Jazz Property, British Columbia	21,411	11,411
	$ 853,910	$ 797,956

4.

Share capital:

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

4.

Share capital (continued):

Preference shares

Series A First Preference Shares	Number of Shares	Amount
Balance, September 30, 2005 (Unaudited) and December 31, 2004	3,948,428	$ 90,902

Debt Portion of Class A Preference Shares	Nine months ended September 30, 2005	Year ended December 31, 2004
Debt balance, beginning of period	$ 577,529	$ 517,417
Accretion of debt	12,241	17,659
Foreign exchange loss on debt	20,015	42,453
Debt balance, end of period	$ 609,785	$ 577,529

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2005, $135,169 in dividends payable has been accrued and is classified as due to related party.  The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to September 30, 2005, totalling $92,368

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 6,551,810 common shares, of which 1,208,616 stock options are still available to be issued.  There are currently 6,324,000 stock options outstanding exercisable for periods up to ten years.  During the nine months ended September 30, 2005, 260,000 stock options were granted to employees at a price of Cdn$ 0.36, with an expiry date of June 28, 2010.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

5.

Related party transactions and balances:

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 3).

For the nine months ended September 30,
Services rendered:	2005	2004
Legal fees (a)	$ 36,893	$ 25,420
Lang Mining Corporation (d)	$ 17,409	$ 18,685
Director and project consultant (b))	$ 96,430	$ 67,500
LMC Management Services Ltd. (c)	$ 578,732	$ 461,392

Balances receivable from (payable to):	September 30, 2005	December 31, 2004
LMC Management Services Ltd.	$ 203,752	$ 229,682

Legal fees	(21,435)	--
Directors, officers and employees ((b) and Note 3)	(144,949)	(117,242)
	$ (166,384)	$ (117,242)

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

Legal fees were paid to a law firm for which a director is an associate counsel.

(b)

A director of the Company receives consulting fees and has commenced receiving advance royalties on the Ceramext™ agreement.

(c)

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation.   Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by a director of the Company.  From January 1, 2003, until June 30, 2005, the Company paid Cdn$2,500 per month to Lang Mining for the services of Mr. Lang as chairman of the Company.  A new chairman was appointed in June 2005, but fees are of Cdn$2,500 continue to be paid to Lang Mining Corporation as a severance for past services of Mr. Lang as chairman.

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

6.

Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

7.

Consolidated schedules of exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 8,828	$ 3,932	$ 67,766
Drilling	--	254,266	--	903,869
Geological and geochemical	143,880	178,627	456,680	431,937
Land lease and taxes	31,907	25,500	95,684	78,000
Marketing study for tailings disposal	184,279	--	184,279	--
Mine planning	103,290	85,190	326,407	399,548
Site activities	54,959	137,154	132,102	333,685
Stock-based compensation	--	82,030	17,858	82,030
Transportation	4,164	15,223	12,487	42,885
Incurred during the period	522,479	786,818	1,229,429	2,339,720
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	4,547	--	4,547
Drilling	--	9,305	--	9,305
Geological and geochemical	30	8,640	1,552	8,640
Site activities	--	--	205	--
Transportation	--	1,858	--	1,858
Incurred during the period	30	24,350	1,757	24,350
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	--	--	--
Geological and geochemical	(107)	9,104	1,550	12,281
Site activities	--	203	131	203
Stock-based compensation	--	4,922	--	4,922
Transportation	--	1,460	--	1,460
Incurred during the period	(107)	15,689	1,681	18,866
Stewart Property, British Columbia
Exploration costs
Drilling	11,250	--	11,250	--
Geological and geochemical	104	5,343	2,003	15,859
Site activities	989	--	1,094	--
Stock-based compensation	--	4,922	--	4,922
Transportation	390	868	390	2,375
Incurred during the period	12,733	11,143	14,737	23,156

Incurred during the period	$ 535,135	$ 838,000	$ 1,247,604	$ 2,406,092

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004

(expressed in United States dollars)

8.

Consolidated schedules of research costs:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Ceramext™ Process Costs
Prototype materials for research	$ 25,838	$ (51,635)	$ 68,039	$ 147,792
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	47,853	35,263	120,795	105,789
Consulting fees	1,895	--	4,189	--
Consumable materials	39	--	38,843	10,297
Engineering costs	182,136	99,237	481,020	353,020
Marketing and commercialization	9,617	--	13,446	--
Sample preparation	14,345	9,846	41,004	9,846
Site costs	37,635	27,883	110,334	79,925
Stock-based compensation	--	44,296	28,489	44,296
Transportation	5,173	5,799	9,837	19,556
Incurred during the period	$ 324,531	$ 170,689	$ 915,996	$ 770,521